UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: JUNE 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENVIRO VORAXIAL TECHNOLOGY, INC.
Full Name of Registrant.

Former Name if Applicable
821 NW 57th Place
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33309
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

✓	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

✓	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Report could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John DiBella	954	958-9968
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒			No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒			No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 8, 2017, the Company and Florida Precision Aerospace, Inc. (FPA), its wholly owned subsidiary, completed the Technology Purchase Agreement dated March 13, 2017 with Schlumberger Technology Corporation, a Texas corporation, Schlumberger Canada Limited, a Canadian entity, and Schlumberger B.V., an entity organized under the laws of the Netherlands (collectively, (“Schlumberger”). At closing, the Company sold its intellectual property (the “Purchased Intellectual Property”), substantially consisting of the Company’s Voraxial patents, marks, software and copyrights, to Schlumberger in consideration of up to $4,000,000, of which $3,000,000 was paid to the Company at closing and $1,000,000 is payable upon the completion of both: (i) the complete transfer of the Purchased Intellectually Property to Schlumberger; and (ii) the provision to transfer information, assets and services to Schlumberger, which is estimated to be approximately 12 months from the closing date. The Company recognized a gain on the sale of its intellectual property of $3,000,000. As a result of this transaction, for the six months ended June 30, 2017 the Company had other income of $2,886,653 and net income of $2,574,452. For the six months ended June 30, 2016 the Company had other income (expense) of ($100,820), primarily related to a loss on transfer of leased assets.

ENVIRO VORAXIAL TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By:	/s/ John DiBella
John DiBella, Chief Executive Officer